Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

November 2016

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated November 28, 2016, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.

(Registrant)

Date: November 28, 2016	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

Aegon to appoint Matthew Rider as CFO

Aegon today announces that its Supervisory Board intends to nominate Matthew J. Rider (1963, US citizen) for appointment as CFO and member of the Executive Board at its Annual General Meeting of Shareholders on May 19, 2017. The appointment is subject to approval by the Dutch Central Bank.

Matthew Rider, who succeeds Darryl Button, will start on January 1, 2017. Matthew Rider joins Aegon after a sabbatical following over 25 years in various roles within the financial services industry. He was a member of ING’s Management Board Insurance until 2013, having previously served as Chief Financial Officer for ING Insurance and as Head of Product Development for ING’s US Retail Annuity Business. From 1994 until 2003 Matthew Rider held various positions in the Merrill Lynch Insurance Group, including Chief Actuary and Chief Investment Officer. Prior to joining Merrill Lynch he also worked for Transamerica and Banner Life Insurance Company.

Matthew Rider holds a Bachelor’s Degree in Applied Mathematics and Economics from Brown University, Providence, RI. He is a Fellow of the Society of Actuaries and Member of the American Academy of Actuaries.

“Having already spent a memorable couple of years working for Transamerica at the start of my career, I’m particularly excited to be joining Aegon and seeing the remarkable transformation the company has been through, and supporting its onward journey”, said Matthew Rider.

Rob Routs, Chairman of the Supervisory Board said: “We are very pleased that Matthew is joining Aegon. He brings a broad range of experience, including managing Finance and Risk functions and developing a Solvency II framework. We look forward to benefiting from his extensive knowledge in banking and insurance in Europe and the United States.”

“We look forward to benefiting from Matthew’s extensive knowledge in banking and insurance in Europe and the United States.”

– Rob Routs

Chairman of the Supervisory Board

About Aegon

Aegon’s roots go back more than 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com/about.

Contacts

Media relations Debora de Laaf +31 (0) 70 344 8730 gcc@aegon.com	Investor relations Willem van den Berg +31 (0) 70 344 8405 ir@aegon.com

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